

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

<u>Via E-mail</u>
William F. Ritzmann
President and Chief Executive Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

> **Re:** **United Community Bancorp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2011**
> **File No. 333-172827**
>
> **United Community Bancorp**
> **Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 28, 2011**
> **Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2011**
> **Filed on November 14, 2011**
> **File No. 000-51800**

Dear Mr. Ritzmann:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Form S-1 and Form 10-K for the Fiscal Year Ended June 30, 2011</u>

<u>General</u>

1. We note your response to prior comment 1. Please address any significant changes to the plan of distribution as early as possible to permit sufficient time for staff comment.

Provision for Loan Losses, page 66

2. We note the additional supplemental information provided in the Company's response filed December 9, 2011. Based on this information and on information provided in prior responses dated September 14, 2011 and November 17, 2011, we note the following as it relates to each of the lending relationships under comment:

- In regards to the loan relationships discussed, based on the information provided, it appears the loan(s) should have been evaluated for impairment in the period ended June 30, 2010 and in subsequent reporting periods consistent with the guidance in ASC 310-10-35-16. Explain how you determined it was probable that you would collect all amounts due under the contractual terms of the loan(s) in the reporting period ended June 30, 2010 and each reporting period thereafter, otherwise provide us with an impairment analysis.

- Based on the information provided it is not clear how your accounting treatment is consistent with the guidance in ASC 310-40-35 in your determination of and subsequent accounting for troubled debt restructurings (TDRs). The information provided for loan relationships B and C, for example, indicate that the restructured loan(s) should have been accounted for as TDRs prior to the indicated timeframes. Explain why you have not classified the aforementioned loan(s) as TDRs or provide us with your revised analysis.

- Based on the information provided related to your Note A/B format loans, it is not clear how your accounting treatment is consistent with the guidance in ASC 310-10-35 and ASC 310-40-35-10 for the periods ended June 30, 2010 and the subsequent reporting periods. We note loan relationships A, B, C, E, and F, for example, were not classified as impaired upon restructuring. Please explain how your accounting treatment is consistent with the aforementioned guidance or provide us with your revised analysis where the loan(s) are classified as impaired.

- In accordance with ASC 310-10-35-29, the measurement method selected for an individually identified impaired loan shall be applied consistently unless there is a change in circumstance. Based on the information provided, specifically in regard to borrower relationships C1, E1 and F1, these loans should have been measured using the present value of expected future cash flows as opposed to being considered collateral dependent prior to the entering into of the Note A/B formats in the quarter ended March 31, 2011. Please explain how your accounting treatment is consistent with the aforementioned guidance or provide us with your revised analysis using a consistent methodology for each of the periods presented.

- Tell us what accounting literature you were following when accreting interest income allowances into income over the loan restructuring periods. In addition, tell us how previous interest income accreted was accounted for when you entered into the Note A/B formats.

3. In your response, please also provide a comprehensive discussion of how the above bullet points would have impacted (both qualitatively and quantitatively) other loans within your portfolio.

<u>Form 10-Q Filed for the Quarterly Period Ended September 30, 2011</u>

<u>Notes to Unaudited Consolidated Financial Statements</u>

<u>Note 8. Troubled Debt Restructurings, page 7</u>

4. Please revise to provide the disclosures required by ASC 310-10-50-34 as it relates to your TDRs.

5. We note a decrease in the number of loans classified as TDRs during the quarter ended September 30, 2011. Tell us the reasons for the decrease and whether any of these loans have been removed from the TDR classification. In addition, please provide us with, and revise to present in your future filings, a rollforward of your TDR activity for all periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Edward G. Olifer, Esq.
        Kilpatrick Townsend & Stockton LLP